Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco, CA 94111-3802, USA Tel: +1 415 576 3000 Fax: +1 415 576 3099 www.bakernet.com

June 26, 2008

Mr. Robert Telewicz
Staff Account
Division of Corporation Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	Essex Property Trust, Inc.
File No. 001-13106
Form 10-K for Fiscal Year Ended
December 31, 2007
Form 10-Q for the Quarterly Period Ended
March 31, 2008
Definitive Proxy on Schedule 14A

Dear Mr. Telewicz:

We represent Essex Property Trust, Inc. (“Essex”).  Per my voicemail message to you, with respect to the SEC Staff’s comment letter, dated June 3, 2008, regarding the above filings, Essex requires some additional time to finalize responses to the comments and plans to respond to the Staff’s letter by or before July 11, 2008.  Please let me know if there is any problem with this schedule.  Thank you for your assistance.

Sincerely,

/s/  Stephen J. Schrader

Stephen J. Schrader

SJS/lb

cc:           Michael T. Dance, Essex Property Trust, Inc.

Malia Ebel June 26, 2008